Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch, Esq.
(202) 419-8416
clynch@stradley.com

November 12, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Orlic, Esq.

Re:	Wilmington Funds
File Nos.: 033-20673 and 811-05514

Dear Mr. Orlic:

On behalf of Wilmington Funds (the “Registrant”) and its series the Wilmington Enhanced Dividend Income Strategy Fund (formerly the Wilmington Diversified Income Fund) (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on November 3, 2021, with regard to Post-Effective Amendment No. 159 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission on September 17, 2021, pursuant to the Investment Company Act of 1940 (the “1940 Act”), as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into an updated filing made pursuant to Rule 485(b) of the Securities Act, as discussed with you on November 3, 2021.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fee Table

1.	Comment: Please confirm that the expense limitation agreement for the Fund does not contain a recoupment feature.

Response: The Registrant confirms that the expense limitation agreement for the Fund does not contain a recoupment feature.

2.	Comment: Please explain why there is an asterisk to “Other Expenses” in the "Annual Fund Operating Expenses Table" stating that expenses have been restated to reflect current fees.

Response: The Registrant submits that Item 3, Instruction 3(d)(ii)(B), instructs to include a footnote to the "Annual Fund Operating Expenses Table" stating the expense information in the table has been restated to reflect current fees if there have been any changes in the operating expenses that would materially affect the information disclosed in the table; however, the instruction does not require specific details be provided in the disclosure. The asterisk is included because of the removal of the 25 bps shareholder service fee (“SSF”) during the fiscal year ended April 30, 2021, and, as a result, “Other Expenses” were adjusted downward to remove the 18 bps of SSF included in the gross operating expenses of the financial statements for the fiscal year ended April 30, 2021.

3.
Comment:  On page 1 of the Amendment, please update the first sentence in the lead-in paragraph to the fee table to the following disclosure: This table describes the fees and expenses that you may pay if you buy, hold and sell the Fund’s Class A Shares and Class I Shares.

Response: The Registrant has revised the disclosure as requested.

4.	Comment: On page 1 of the Amendment, the following disclosure in the lead- in paragraph to the fee table does not appear to be appropriate within the text before the fee table:

“Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies, such as business development companies. Business development company expenses are similar to the expenses paid by any operating company held by the Fund and are reflected in the business development company’s total operating expense ratio. They are not direct costs paid by Fund shareholders and are not used to calculate the Fund’s net asset value. They have no impact on the costs associated with fund operations. Acquired Fund Fees and Expenses are not included in the Fund’s financial statements, which provide a clearer picture of a fund’s actual operating costs.

U.S. Securities and Exchange Commission

We note that the Fund does not list Acquired Fund Fees and Expenses in the fee table.  If the Registrant believes that this Acquired Fund Fees and Expenses disclosure is appropriate for the Fund, please move it to a footnote to the fee table and remove the last three sentences.

Response: Registrant notes that the Fund will no longer operate as a fund of funds after the effectiveness of the Fund’s 485(b) filing on or about November 17, 2021. The Fund will, however, have incurred “Acquired Fund Fees and Expenses” during the fiscal year period from May 1, 2021 through November 17, 2021 that may need to be shown in the expense table for the August 31, 2022 prospectus update. The Registrant will move the first two sentences of the referenced disclosure to a footnote to the fee table.

Principal Investment Strategies, Principal Risks Related Risks, and Pricing of Fund Shares

5.
Comment:  On page 1 of the Amendment under the “Principal Investment Strategies of the Fund” section, it states that the Fund can invest in U.S. large cap stocks.  Please confirm if there will be any significant tax impact due to the Fund’s repositing.

Response: Registrant notes that, while there will be capital gains as a result of the Fund’s repositioning, net realized gains, after netting capital loss carryforwards, will be  under 1% of the Fund’s current net assets.

6.
Comment:  On pages 1-2 of the Amendment under the “Principal Investment Strategies of the Fund” section, it states that the Fund may have holdings of non-U.S. and non-large cap stocks.  If Emerging Market stocks are considered a principal investment strategy of the Fund, please add that the Fund may have holdings of Emerging Market stocks.

Response: The Registrant confirms that Emerging Market stocks are not a principal strategy of the Fund.

7.
Comment:  On page 2 of the Amendment under the “Principal Risks of Investing in the Fund” section, please note that Investment Style/Factor Risk is listed as a principal risk but not as a principal investment strategy. Please remove the risk or amend the “Principal Investment Strategies” section to include the investments described in the Investment/Style Risk section.

Response: The Registrant has revised the sentence below in the “Principal Investment Strategies” section as follows:

The portfolio is constructed based on a bottom-up methodology with a top down overlay, using a team-based approach to select high-conviction portfolios with limited sector exposures and position sizing consisting of generally 35-55 positions.

8.	Comment: On page 4 of the Amendment under the “Principal Investment Strategies of the Fund” section, please add reference to the Fund’s 80% investment policy.

U.S. Securities and Exchange Commission

Response: The Registrant has amended the “Principal Investment Strategies” section to add the following disclosure:  Under normal circumstances, the Fund invests at least 80% of the value of its net assets in securities that produce dividend income.

9.	Comment: On page 8 of the Amendment under the “How Are Shares Priced?” section, please include a sentence stating which classes of shares are offered for the Fund.

Response: The Registrant has amended the “How Are Shares Priced?” section to add the following sentence:  The Fund offers Class A and Class I Shares.

 In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosures in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8416 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss the response presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:        John C. McDonnell
Alison M. Fuller, Esq.
Jessica D. Burt, Esq.